UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378981104

Item 1.	Security and Issuer

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on December 16, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on March 12, 2009 (“Amendment No. 2” and, together with the Original 13D, Amendment No. 1 and Amendment No. 3, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original 13D, Amendment No. 1 or Amendment No. 2. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1 and Amendment No. 2, as the case may be.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to a Preferred Stock Purchase Agreement, dated as of June 2, 2008, a copy of which is attached to the Original 13D as Exhibit 1 and incorporated herein by reference (as amended, the “Purchase Agreement”), between Ares Corporate Opportunities Fund II, L.P. (“ACOF II”) and the Issuer, ACOF II purchased 150,000 shares (initial stated value of $1000 per share) of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $150,000,000.  Pursuant to a Warrant Purchase Agreement, dated as of June 2, 2008, as amended on June 25, 2008, a copy of which is attached to the Original 13D as Exhibit 2 and incorporated herein by reference (the “Warrant Purchase Agreement”), among ACOF II and certain founding stockholders of the Issuer, ACOF II purchased warrants to purchase up to 7,500,000 shares of Common Stock (at a price of $6.00 per share) for an aggregate purchase price of $7,500.

On December 12, 2008, ACOF II purchased additional warrants to purchase 425,000 shares of Common Stock (at a price of $6.00 per share) on the open market at a purchase price of $0.15 per warrant.

As a result of these purchases as of June 30, 2008, ACOF II held warrants to purchase 7,925,000 shares of Common Stock (at a price of $6.00 per share).

On March 2, 2009, ACOF II, the Issuer and certain of its subsidiaries entered into a Guarantee and Reimbursement Agreement (as defined below) pursuant to which ACOF II may receive up to 1,000 shares (initial stated value of $1000 per share) of the Issuer’s Series B Preferred Stock (as defined below) in exchange for providing Financial Support (as defined below).  On March 10, 2009, ACOF II received a written request from the Issuer to provide $2,250,973 of Financial Support, and on March 13, 2009, ACOF II received written requests from the Issuer to provide $3,257,367 and $1,497,643 of Financial Support.  ACOF II elected to provide such Financial Support and, in return, received 702 shares of Series B Preferred Stock.

The purchase of the Series A Preferred Stock and the warrants was financed with cash on hand from contributions of partners of ACOF II.  All such contributions were in the ordinary course and pursuant to investor commitments to ACOF II.  The Financial Support provided was financed with guarantees or with letters of credit provided under an existing credit facility of ACOF II.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)   Aggregate Number and Percentage of Securities.  See Item 2 of the Original 13D and items 11 and 13 of the cover pages to this Amendment No. 3 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Ares Entities, which numbers include 25,836,987 shares of Common Stock issuable upon conversion of Series A Preferred Stock, 118,658 shares of Common Stock issuable upon conversion of Series B Preferred Stock and 7,925,000 shares of Common Stock issuable upon exercise of warrants exercisable at any time owned by the Reporting Persons.

(b)   Power to Vote and Dispose.  See items 7 through 10 of the cover pages to this Amendment No. 3 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)   Transactions within the past 60 days.  Except for the information set forth or incorporated by reference in the Schedule 13D, which is incorporated by reference herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the transactions described in the Schedule 13D ACOF II (i) was granted certain rights to designate individuals to serve on the Board and (ii) entered into certain agreements with the Issuer, certain provisions of which are described below and  attached to the Schedule 13D as Exhibits 1, 2, 4, 5, 6, 7, 8 and 9, respectively.

Certificate of Amendment to Certificate of Designations of Series A Convertible Preferred Stock

On August 7, 2008, the Issuer filed the certificate of designations (the “Original Series A Certificate of Designations”), attached to the Original 13D as Exhibit 3, with the Secretary of State of the State of Delaware (the “Delaware SOS”), authorizing a series of 150,000 shares of Series A Preferred Stock and establishing the powers, designations, preferences and relative, participating, optional and other rights of the Series A Preferred Stock and the qualifications, limitations and restrictions thereof.

On March 11, 2009, the Issuer filed with the Delaware SOS the Certificate of Amendment to Certificate of Designations of Series A Convertible Preferred Stock (the “Series A Certificate of Designations”), which amended and restated the Original Series A Certificate of Designations in its entirety and is attached to the Schedule 13D as Exhibit 7 and incorporated herein by reference. The original Series A Certificate of Designations was amended to, among other things, eliminate the ability of the holders of Series A Preferred Stock to require redemption of the Series A Preferred Stock on or after August 7, 2015 and to increase the annual dividend rate from 3% to 5% on a prospective basis, as further described below.

As set forth in the Series A Certificate of Designations, the Series A Preferred Stock includes, among other things, the following features:

Liquidation Preference

Upon a Liquidation Event (as defined in the Series A Certificate of Designations), a holder of Series A Preferred Stock will have a liquidation preference equal to the greater of (x) the stated value for each share of Series A Preferred Stock then held by it (as adjusted for any stock split, stock dividend, stock combination or other similar transactions and as increased for the items described below), plus all accrued but unpaid dividends, and (y) the amount per share that would be payable to a holder of Series A Preferred Stock had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to (but giving effect to) such Liquidation Event.

Dividends

The Series A Preferred Stock will be entitled to cumulative dividends accruing at an annual rate of 3% until March 11, 2009 and 5% commencing on March 11, 2009, payable semi-annually in arrears.  If all of the Series A Preferred Stock has not been redeemed by the Issuer or converted into Common Stock prior to two business days after August 7, 2015, the dividend rate shall increase to 10% per annum as of August 7, 2015.  Such dividends are payable, at the election of the Issuer, in cash or by adding the amount of accrued dividends per share of Series A Preferred Stock to the stated value of that share.  If any dividend is not paid in cash on or before the dividend payment date, the amount thereof is added to the stated value on the dividend payment date.

Conversion

The Series A Preferred Stock is convertible at any time at the holder’s election, in whole or in part, with no expiration date, at a conversion price of $6.00 per share (the “Conversion Price”).  The Series A Preferred Stock is convertible into a number of shares of Common Stock equal to (i) the stated value of such Series A Preferred Stock (as increased as a result of the addition to stated value of dividends not paid in cash on or prior to the conversion date) plus the accrued and unpaid dividends on such shares of Series A Preferred Stock that have not been added to the stated value on the conversion date divided by (ii) the applicable Conversion Price on the conversion date.

Redemption

Beginning on August 7, 2015, the Issuer may redeem any of the outstanding shares of its Series A Preferred Stock for cash in an amount equal to the stated value at that time plus all accrued and unpaid dividends that have not been added to the stated value (the “Cash Redemption Price”); provided, that the Issuer shall not be entitled to redeem any of the Series A Preferred Stock if, at such time, a majority of the Board consists of officers, directors, employees or other Affiliates (as defined in the Series A Certificate of Designations) of ACOF II and any Affiliates to which it has transferred stock (the “ACOF Directors”) unless either (i) a majority of the Board other than the ACOF Directors or (ii) a committee of the Board which does not include any ACOF Directors approves such redemption.  If the Common Stock As Converted Cash Value (as defined in the Series A Certificate of Designations) exceeds the Cash Redemption Price, the Series A Preferred Stock holder will receive shares of Common Stock equivalent to the difference in value.  If less than 20% of the number of originally issued shares of Series A Preferred Stock remain outstanding after such redemption, then all remaining shares must be redeemed at that time.

Voting Rights

The holders of the Series A Preferred Stock will be entitled to vote, on an as-converted basis, on all matters on which holders of Common Stock are entitled to vote, except with respect to the election of directors.  In addition, so long as shares of the Series A Preferred Stock are outstanding, an affirmative vote of the holders of a majority of shares of Series A Preferred Stock then outstanding, voting together as a separate class, is required to (i) alter or change the powers, preferences or rights of the Series A Preferred Stock or alter or amend the Series A Certificate of Designations; (ii) authorize or create any class or series of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation Event senior to or otherwise pari passu with the Series A Preferred Stock; (iii) increase the authorized number of shares of Series A Preferred Stock; (iv) pay or declare any dividend or make any distribution on, or redeem or acquire, any junior securities (except pro rata stock dividends on the Common Stock payable in additional shares of Common Stock); (v) enter into any transaction which would constitute a Liquidation Event if the consideration payable with respect to each share of Series A Preferred Stock is other than a cash amount more than 150% of the Conversion Price; or (vi) enter into any agreement with respect to the foregoing.  The protective right set forth above in (iv) terminates if (A) less than 30% of the number of originally issued shares of Series A Preferred Stock remain outstanding or (B) if the outstanding Series A Preferred Stock represents, in the aggregate, less than 20% of the total number of shares of Common Stock then outstanding (assuming the conversion of all securities convertible into Common Stock (including the Series A Preferred Stock) and the exercise of all rights, options and warrants (to the extent then exercisable and vested)).  The protective right set forth in (v) terminates on the date that both (A) and (B) have occurred.

Board Designation Rights

ACOF II and its Affiliates also have certain Board designation rights pursuant to the Series A Certificate of Designations, which rights are determined by, among other things, the number of shares of Series A Preferred Stock owned by ACOF II and its Affiliates, the number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible and the total number of shares of Common Stock then outstanding.

Stockholder’s Agreement

Pursuant to the Stockholder’s Agreement, dated as of August 7, 2008, between ACOF II and the Issuer (the “Stockholder’s Agreement”), a copy of which is attached to the Original 13D as Exhibit 4 and incorporated herein by reference, at any time that the composition of the board of directors or board of managers of any subsidiary of the Issuer is not identical to the Board, ACOF II is entitled to a proportional number of board seats on such board as ACOF II has on the Board.

Right of First Refusal

Also pursuant to the Stockholder’s Agreement, ACOF II has a right of first refusal, which entitles ACOF II to purchase a Proportionate Amount (as defined in the Stockholder’s Agreement) of any Offered Securities (as defined in the Stockholder’s Agreement) that the Issuer proposes to issue, sell or exchange.

Approval Rights

Under the Stockholder’s Agreement, as long as ACOF II holds Series A Preferred Stock representing at least (i) 30% of the shares of Series A Preferred Stock issued pursuant to the Purchase Agreement or (ii) 20% by voting power of the outstanding capital stock of the Issuer, the approval by the holders of a majority of outstanding shares of Series A Preferred Stock is required for the Issuer and its subsidiaries to take certain significant corporate actions, including, without limitation, making acquisitions where the purchase price for such acquisition exceeds $50 million, issuing or selling additional shares of their capital stock (except as permitted in the Stockholder’s Agreement) or creating, incurring or assuming any additional indebtedness for borrowed money.

Management Rights Letter

On August 7, 2008, the Issuer and ACOF II entered into a Management Rights Letter (the “Management Rights Letter”), attached to the Original 13D as Exhibit 5 and incorporated herein by reference. The Issuer granted ACOF II certain contractual management rights relating to the Issuer, including, among other things, consulting and advisory rights, the right to receive financial statements and other information rights.

Purchase Agreement and Warrant Purchase Agreement

Pursuant to the Warrant Purchase Agreement, a copy of which is attached to the Original 13D as Exhibit 2 and incorporated herein by reference, ACOF II purchased warrants from certain founding stockholders of the Issuer to purchase up to 7,500,000 shares of Common Stock (at a strike price of $6.00 per share) for an aggregate purchase price of $7,500.  The warrants expire on October 17, 2011 and have been placed in escrow until July 31, 2009.  Pursuant to the Purchase Agreement, the Issuer has agreed to use its best efforts to obtain all appropriate consents in order for ACOF II to exchange the warrants for new warrants for an equal number of shares of Common Stock, with an exercise price of $6.00 per share, a term of ten years from the closing of the Series A Preferred Stock issuance pursuant to the Purchase Agreement, not subject to redemption and otherwise substantially the same as such warrants, and will take all action necessary to issue such replacement warrants as soon as practicable, but in any event not later than August 3, 2009.

Registration Rights Agreement

The Registration Rights Agreement, dated August 7, 2008, as amended, among the Issuer, ACOF II and the other stockholders party thereto, a copy of which is attached to the Original 13D as Exhibit 6 and incorporated herein by reference, provides shelf, demand and piggy-back registration rights with respect to the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Series B Preferred Stock or exercise of the Warrants.

Guarantee and Reimbursement Agreement

On March 2, 2009, ACOF II, the Issuer and certain of its subsidiaries entered into a Guarantee and Reimbursement Agreement (the “Guarantee and Reimbursement Agreement”), a copy of which is attached to Schedule 13D as Exhibit 8 and incorporated herein by reference, pursuant to which ACOF II, if it elects to do so, may provide (or cause one or more of its affiliates to provide), if the Issuer so requests, a guaranty, letter of credit or other form of financial support  to the Issuer and its subsidiaries (“Financial Support”).  ACOF II is under no obligation to provide Financial Support unless it elects to do so in its sole discretion.  If ACOF II elects to provide Financial Support to the Issuer, the Issuer has agreed to issue to ACOF II that number of shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), equal to 1000 shares of Series B Preferred Stock multiplied by a fraction (i) the numerator of which is the amount of the Financial Support and (ii) the denominator of which is $10,000,000.  The Issuer is obligated to reimburse ACOF II for any amounts drawn or otherwise payable by ACOF II in connection with the Financial Support.  This reimbursement obligation (as well as all of the Issuer’s other obligations under the Guarantee and Reimbursement Agreement) are secured by a security interest in favor of ACOF II in certain collateral of the Issuer’s subsidiaries party to the Guarantee and Reimbursement Agreement.  The security interest of ACOF II is subordinated to the security interests of lenders providing financing to the Issuer under a credit agreement pursuant to a Subordination and Intercreditor Agreement, dated March 2, 2009, among such lenders and ACOF II.

On March 10, 2009, ACOF II received a written request from the Issuer to provide $2,250,973 of Financial Support, and on March 13, 2009, ACOF II received written requests from the Issuer to provide $3,257,367 and $1,497,643 of Financial Support.  ACOF II elected to provide such Financial Support and, in return, it received 702 shares of Series B Preferred Stock.

Certificate of Designations of Series B Convertible Preferred Stock

On March 13, 2009, the Issuer filed the Certificate of Designations of Series B Convertible Preferred Stock, attached to this Schedule 13D as Exhibit 9 and incorporated herein by reference (the “Series B Certificate of Designations”), with the Delaware SOS, authorizing the issuance of the Series B Preferred Stock and fixing the designation, number of shares, powers, preferences, rights, qualifications, limitations and restrictions thereof.  Series B Preferred Stock shall only be issued pursuant to the terms and conditions of the Guarantee and Reimbursement Agreement.

As set forth in the Series B Certificate of Designations, the Series B Preferred Stock includes the following features:

Liquidation Preference

Upon a Liquidation Event (as defined in the Series B Certificate of Designations), a holder of Series B Preferred Stock will have a liquidation preference equal to the greater of (x) the stated value for each share of Series B Preferred Stock then held by it (as adjusted for any stock split, stock dividend, stock combination or other similar transactions and as increased for the items described below), plus all accrued but unpaid dividends, and (y) the amount per share that would be payable to a holder of Series B Preferred Stock had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such Liquidation Event.  At the request of any holder of Series B Preferred Stock, Fundamental Transactions (as defined in the Series B Certificate of Designations) will be treated as Liquidation Events with respect to such holder of Series B Preferred Stock.

Dividends

The Series B Preferred Stock is entitled to cumulative dividends accruing at an annual rate of 5%, payable semi-annually in arrears.  If all of the Series B Preferred Stock has not been redeemed by the Issuer or converted into Common Stock prior to two business days after March 20, 2016, the dividend rate shall increase to 10% per annum, effective as of March 20, 2016.  Such dividends are payable, at the election of the Issuer, in cash or by adding the amount of accrued dividends per share of Series B Preferred Stock to the stated value of that share.  If any dividend is not paid in cash on or before the dividend payment date, the amount thereof shall be added to the stated value on the dividend payment date.

Conversion

The Series B Preferred Stock is convertible at any time at the holder’s election, in whole or in part, with no expiration date, at a conversion price of $6.00 per share (the “Conversion Price”).  The Series B Preferred Stock is convertible into a number of shares of Common Stock equal to (i) the stated value of such Series B Preferred Stock (as increased as a result of the addition to stated value of dividends not paid in cash on or prior to the conversion date) plus the accrued and unpaid dividends on such shares of Series B Preferred Stock that have not been added to the stated value on the conversion date divided by (ii) the applicable Conversion Price on the conversion date.

Redemption

Beginning on March 20, 2010, the Issuer may redeem any of the outstanding shares of its Series B Preferred Stock for cash in an amount equal to the stated value at that time plus all accrued and unpaid dividends that have not been added to the stated value (the “Series B Cash Redemption Price”).  If the Common Stock As Converted Cash Value (as defined in the Series B Certificate of Designations) exceeds the Series B Cash Redemption Price, the Series B Preferred Stock holder will receive shares of Common Stock equivalent to the difference in value.

Voting Rights

The holders of the Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters on which holders of Common Stock are entitled to vote.  In addition, so long as shares of the Series B Preferred Stock are outstanding, an affirmative vote of the holders of a majority of shares of Series B Preferred Stock then outstanding, voting together as a separate class, is required to (i) alter or change the powers, preferences or rights of the holders of Series B Preferred Stock or alter or amend the Series B Certificate of Designations; (ii) authorize or create any class or series of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation Event or Fundamental Transaction senior to or otherwise pari passu with the Series B Preferred Stock; (iii) increase the authorized number of shares of Series B Preferred Stock; (iv) enter into any transaction which would constitute a Liquidation Event or a Fundamental Transaction if the consideration payable with respect to each share of Series B Preferred Stock is other than a cash amount more than 150% of the Conversion Price; or (v) enter into any agreement with respect to the foregoing.  The protective right set forth above in (iv) terminates if (A) less than 30% of the number of originally issued shares of Series B Preferred Stock remain outstanding and (B) the outstanding Series B Preferred Stock represents, in the aggregate, less than 20% of the total number of shares of Common Stock then outstanding (assuming the conversion of all securities convertible into Common Stock (including the Series B Preferred Stock) and the exercise of all rights, options and warrants (to the extent then exercisable and vested)).

The foregoing descriptions of the Purchase Agreement, the Warrant Purchase Agreement, the Stockholder’s Agreement, the Management Rights Letter, the Registration Rights Agreement, the Series A Certificate of Designations, the Guarantee and Reimbursement Agreement, the Series B Certificate of Designations and the agreements and transactions contemplated thereby are qualified in their entirety by reference to the Purchase Agreement, the Warrant Purchase Agreement, the Stockholder’s Agreement, the Management Rights Letter, the Registration Rights Agreement,  the Series A Certificate of Designations, the Guarantee and Reimbursement Agreement and the Series B Certificate of Designations listed as Exhibits 1, 2, 4, 5, 6, 7, 8 and 9 to this Schedule 13D, respectively, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 2009

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).